HUNTINGTON INSURANCE
ATTN: Vicky Dielman
37 W BROAD ST - 7TH FL
COLUMBUS, OH 43215

INSURED: CAPITOL SERIES TRUST
PRODUCT: ***DFIBond***
POLICY NO: 82341176
TRANSACTION: ENDT

FEDERAL INSURANCE COMPANY

Endorsement No.: 13

Bond Number: 82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 12 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 8, 2019

By ______________________

Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 14

Bond Number: 82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Capitol Series Trust
Alta Quality Growth Fund [effective 12/19/2018]
Canterbury Portfolio Thermostat Fund
Fuller & Thaler Behavioral Small-Cap Equity Fund [formerly Fuller & Thaler Behavioral Core Equity Fund]
Fuller & Thaler Behavioral Micro-Cap Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]
Fuller & Thaler Behavioral Mid-Cap Value Fund [Investor Shares, Institutional Shares, R6 Shares]
Fuller & Thaler Behavioral Mid-Cap Value Fund [A Shares and C Shares effective 12/19/2018]
Fuller & Thaler Behavioral Small-Cap Equity Fund [Investor Shares, Institutional Shares, R6 Shares
Fuller & Thaler Behavioral Small-Cap Equity Fund [A Shares and C Shares effective 12/19/2018]
Fuller & Thaler Behavioral Small-Cap Growth Fund
 [Investor Shares, Institutional Shares, R6 Shares]
Fuller & Thaler Behavioral Small-Cap Growth Fund [A Shares and C Shares effective 12/19/2018]
Fuller & Thaler Behavioral Small-Mid Core Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]
Fuller & Thaler Behavioral Unconstrained Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]
Hedeker Strategic Appreciation Fund
Meritage Growth Equity Fund
Meritage Value Equity Fund
Meritage Yield-Focus Equity Fund
Preserver Alternative Opportunities Fund
Reynders McVeigh Core Equity Fund [effective 12/7/2018]
Guardian Dividend Growth Fund [effective 5/1/2019]
Cornerstone Capital Access Impact Fund [effective 10/01/2019]

This Endorsement applies to loss discovered after 12:01 a.m. on October 1, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 8, 2019

By   _____

Authorized Representative